UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ENTERPRISE PRODUCTS PARTNERS L.P.
(Exact Name of Registrant as Specified in Charter)

Delaware	1-14323	76-0568219
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Louisiana Street, 10th Floor, Houston, Texas	77002
(Address of Principal Executive Offices)	(Zip Code)

R. Daniel Boss Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC (713) 381-6500
(Name and telephone number, including area code, of person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being submitted, and provide the period to which the information in this form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 2 - Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Disclosure of Payments by Resource Extraction Issuers
This Form SD of Enterprise Products Partners, L.P. (the “Partnership”) is filed pursuant to Rule 13q-1 promulgated under the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2024. The payment disclosure required by Item 2.01 of Form SD is included as Exhibit 2.01 and Exhibit 99.1 to this Form SD.

Section 3 - Exhibits
Item 3.01 Exhibits

Exhibit No.	Description
2.01	Interactive Data files (Resource Extraction Payment Report as required by Item 2.01 of this Form SD for the year ended December 31, 2024 filed in XBRL).
99.1	Resource Extraction Payment Report as required by Item 2.01 of this Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENTERPRISE PRODUCTS PARTNERS L.P.
	By:	Enterprise Products Holdings LLC, its General Partner

Date: September 17, 2025	By:	/s/ R. Daniel Boss
	Name:	R. Daniel Boss
	Title:	Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC